MARTHA STEWART LIVING OMNIMEDIA, INC.
June 26, 2006
By Fax (202-772-9202) and
Electronic Submission
David R. Humphrey
Branch Chief-Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Martha Stewart Living Omnimedia, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2005 and
Form 8-K furnished on April 25, 2006
File 001-15395
Dear Mr. Humphrey:
In a comment letter dated May 8, 2006 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) requested certain changes to the Company’s future filings. We responded to the Comment Letter on May 10, 2006 (the “Response Letter”), addressing the Staff’s comments and offering to undertake an analysis of companies with which we compete in order to assess their OIDA and GAAP disclosure and reconciliation. We provided the results of that analysis in our subsequent response letter dated May 18, 2006 (the “Second Response Letter”).
We have now received the Staff’s latest comment letter, dated June 13, 2006 (the “Second Comment Letter”), sent to Howard Hochhauser, Acting Chief Financial Officer of the Company, in response to our Second Response Letter.
In the Second Comment Letter, the Staff issued the following comment:
We note your response to our prior comment #3. However, we reissue our comment in full. You eliminate depreciation, amortization, non-cash equity compensation costs, interest and taxes from net income. You state that you present this measure because it is used by investors, analysts, and industry peers and because it makes it easier to compare your results with other companies that have different capital structures or tax rates. We do not believe that the wide use of OIDA is a substantive reason specific to you that demonstrates usefulness. The fact that the non-GAAP measure is used by or useful to analysts, for example, cannot be the sole support for presenting the non-GAAP financial measures. See footnote 44 to FR-65. Please tell us why you eliminate depreciation, amortization, and share-

based payment expenses from this measure, as these items do not relate to your capital structure or tax rate. Please confirm that you will give equal or greater prominence in your press releases to the most directly comparable GAAP measure (net income), revise the title OIDA to indicate clearly that you have adjusted the measure for non-cash equity compensation costs, and reconcile this measure to net income rather than operating income. Finally, please tell us and revise to disclose the substantive reason specific to you that demonstrates the usefulness to investors of disregarding items eliminated in OIDA when evaluating your performance, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K, or confirm that you will discontinue use of this measure.
This letter serves to respond to the Staff’s comment, providing the Staff with the Company’s rationale for using OIDA, highlighting why the Company believes that disclosure of that non-GAAP financial measure is critical to understanding the Company, and confirming our intention to comply with the Staff’s request regarding future use of OIDA (or its equivalent) and reconciliation of such measure to net income.
We begin by confirming that we will give equal or greater prominence to the most directly compatible GAAP measure (net income), and will reconcile our non-GAAP measure to net income rather than to operating income. We also will comply with the Staff’s request to revise the title “OIDA.” Our non-GAAP measure has always been, and continues to be, income before interest, taxes, depreciation, amortization and stock compensation expense. Therefore, we propose changing the title of our non-GAAP measure from “OIDA” to “EBITDA” in future filings to better illustrate its components. We also propose disclosure below to explain the use of EBITDA by management, the importance of EBITDA in understanding our business and its limitations.
In providing an explanation to the Staff for why we consider EBITDA critical to understanding our company, we refer to the five bullet points identified in the Staff’s answer to Question 8 in the Staff’s FAQ Regarding the Use of Non-GAAP Financial Measures. Our proposed disclosure will reflect our responses below to each of these five points, which we believe demonstrate the appropriateness of our use of this measure and the need for its public disclosure:
•	The manner in which management uses the non-GAAP measures to conduct or evaluate its business
In analyzing the Company’s performance and that of each of its businesses, management separates the effect of the excluded factors to arrive at a reasonable understanding of current business performance. Most importantly, EBITDA helps management make critical decisions on how to allocate Company resources and capital. It is the vigor of our businesses in a period-to-period comparison that influences these decisions, and EBITDA is the measure we use for that comparison.

This information is also a primary consideration in determining compensation for our entire workforce. Our bonus pool for the organization as a whole is calculated as a function of consolidated EBITDA. In addition, the principal officers of our various businesses are evaluated on the basis of EBITDA, which affects their respective bonuses.
•	The economic substance behind management’s decision to use such a measure
EBITDA is net income adjusted, in our case, for the costs associated with interest, taxes, depreciation, amortization and non-cash equity compensation, the cost of which we amortize over the appropriate period. These items are excluded because each fluctuates independently from the current performance of our individual businesses.
Specifically, non-cash equity grants made at a certain price and point in time do not reflect how each of our business units is performing currently. Stockholders should be concerned with the dilutive effect, if any, of the outstanding option and restricted stock grants and the cost of that compensation, but also should have the ability to view the operating results of our businesses as we do, irrespective of these costs. Option expenses vary with the price of our stock, which reflects our overall organization’s health, but not necessarily the performance of any particular business. Restricted stock is never “trued up” and represents a cost that may not be reflective of the current market cost of equity. Therefore, excluding this cost gives us a clearer view of each of our businesses, and we amortize this cost over time. Excluding non-cash equity compensation also facilitates our year-over-year analyses and enhances our ability to compare our results to those of peers with dissimilar compensation policies.
Depreciation is a function of our capital expenditures, while amortization reflects other asset acquisitions made at a point in time and their associated costs. In analyzing the performance of our businesses currently, we believe it is sub-optimal to take into account costs or benefits accruing from historical decisions on infrastructure and capacity. While these matters do affect the overall financial health of the Company, they are separately evaluated and relate to historic decisions that do not affect current operations of our businesses.
Interest is a function of the overall organization’s capital structure. No one business line is responsible for, nor should be burdened with, the associated costs or benefits. In our case, we actually collect interest income. We do not give any of our four businesses the “benefit” of this income in evaluating their performance internally.
Taxes are not a factor for our company, as we have had net operating losses historically. We believe that our carryforward cannot be allocated among our businesses and distorts our expectations and analysis of performance.

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure
A limitation of EBITDA is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues for our overall organization. As discussed above, Management evaluates the costs of such tangible and intangible assets separately, through other financial measures such as capital expenditure budgets. Management also evaluates the cost of capitalized tangible and intangible assets by analyzing projected returns on the capital dollars deployed.
In addition, non-GAAP financial measures may not provide investors with comparable methodologies for assessing companies. To aid the investor, however, we will provide the comparable GAAP information and a detailed reconciliation to that GAAP information.
•	The manner in which management compensates for these limitations when using the non-GAAP financial measure
When evaluating and conducting our overall business, Company management relies on GAAP measures such as net income as well as EBITDA and the information described above. We use GAAP measures to assess the overall financial health of the organization, which requires management to monitor our capital structure and capital expenditures. EBITDA provides additional information, and disclosing EBITDA enables investors to assess our businesses in the same manner as management.
•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors
We believe that EBITDA enables investors to see the Company and its current results as management does, without the influence of those factors which do not directly relate to operating performance of our businesses, as detailed above. EBITDA helps improve the investor’s ability to understand the Company’s operating performance, trends related to that performance, and current management decisions. EBITDA also makes it easier to compare our results with the results of other companies that have different financing, capital structures, compensation plans, volatility, or tax rates. We believe it is critical for investors to have access to the same information used by the Company’s management when making their investment decisions.
We advise the Staff that we intend to include disclosure in our future filings substantially similar to the following paragraphs:
“In addition to using net income to assess the organization’s overall financial health, Company management uses net income before interest, taxes, depreciation, amortization and non-cash equity compensation

(“EBITDA”), a non-GAAP financial measure, to evaluate the performance of our businesses on a real-time basis. EBITDA is considered an important indicator of operational strength, is a direct component of the Company’s annual compensation program, and is a significant factor in helping our management determine how to allocate resources and capital. EBITDA is used in addition to and in conjunction with results presented in accordance with GAAP. Management considers EBITDA to be a critical measure of operational health because it captures all of the revenue and ongoing operating expenses of our businesses without the influence of (i) interest charges, which result from our capital structure, not our ongoing business efforts, (ii) taxes, which relate to the overall organizational financial return, not that of any one business, (iii) the capital expenditure costs associated with depreciation and amortization, which are a function of historical decisions on infrastructure and capacity, and (iv) the cost of non-cash equity compensation which, as a function of our stock price, can be highly variable, is not necessarily an indicator of current operating performance for any individual business unit, and is amortized over the appropriate period.
EBITDA provides a means to directly evaluate the ability of our business operations to generate returns on a real-time basis. We provide disclosure of EBITDA because we believe it is useful for investors to have means to assess our performance as we do. While EBITDA is a customized non-GAAP measure, it also provides a means to analyze, value and compare our operating capabilities to those of companies with whom we compete, many of which have different compensation plans, depreciation and amortization costs, capital structures and tax burdens. However, our non-GAAP results may differ from similar measures used by other companies, even if similar terms are used to identify such measures.
A limitation of EBITDA is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues for our overall organization. Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures. Management also evaluates the cost of capitalized tangible and intangible assets by analyzing returns provided on the capital dollars deployed. A further limitation of EBITDA is that it does not include stock compensation expense related to our workforce. EBITDA should be considered in addition to, and not as a substitute for, net income or other measures of financial performance reported in accordance with GAAP.”
Disclosure substantially similar to the above will provide investors additional clarity as to why EBITDA is critical to our management and how its use enhances understanding of the performance of our businesses.

Pursuant to Rule 101(a)(3) of Regulation S-T, a copy of this letter shall be submitted in electronic form under the label “corresp” with a copy to the Staff.
Please feel free to call me at (212) 827-8530 if you have any questions.

Very truly yours,

/s/ Howard Hochhauser

Howard Hochhauser
Acting C.F.O.

cc:	John R. Cuti, Esq.
Juan Migone, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Stuart Barr, Esq.
William Stern, Esq.